AB 3/5/03

03013912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X17A5 PART III

SEC FILE NUMBER
8- 49568

SEC MAIL RECEIVED MAR 04 2003 PROCESSING SECTION WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NN - OCTAVUS LLC
FN - Strategic Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Lake Street, Suite 206
(No. and Street)

Excelsior	Minnesota	55331
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Thorp (952) 401-7600
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Thorp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Strategic Trading, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sandra S. DeMars

Notary Public

SANDRA S. DeMARS
NOTARY PUBLIC-MINNESOTA
MY COMMISSION EXPIRES 1-31-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRATEGIC TRADING, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2002

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 – 7
INDEPENDENT AUDITOR'S REPORT – SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8
Computation of net capital	9
REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	10 – 11

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Strategic Trading, Inc.
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Strategic Trading, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strategic Trading, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

February 10, 2003

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

STRATEGIC TRADING, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CASH	$ 5,090
RECEIVABLE FROM CLEARING BROKER	10,853
CLEARING DEPOSIT	25,000
FIRM INVESTMENT SECURITY	10,000
SECURITY NOT READILY MARKETABLE	15,477
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $19,888	-
OTHER	4,390
	$ 70,810

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES	$ 65
DEPOSIT	10,800
STOCKHOLDERS' EQUITY	59,945
	$ 70,810

See notes to financial statements.

STRATEGIC TRADING, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2002

INCOME	
Commissions	$382,247
Advisory fees	56,968
Loss on firm investment securities	(7,623)
Interest and dividends	335
	431,927
OPERATING EXPENSES	519,434
NET LOSS	$ (87,507)

See notes to financial statements.

STRATEGIC TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2002

	Common Stock *		Additional	Retained Earnings	
	Shares Issued	Amount	Paid-in Capital	(Accumulated Deficit)	Stockholders' Equity
BALANCE – DECEMBER 31, 2001	200	$ 20,000	$ 60,000	$ 67,452	$ 147,452
Net loss	-	-	-	(87,507)	(87,507)
BALANCE – DECEMBER 31, 2002	200	$ 20,000	$ 60,000	$ (20,055)	$ 59,945

* 1,000 shares authorized – no par value

See notes to financial statements.

STRATEGIC TRADING, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

OPERATING ACTIVITIES		
Net loss		$ (87,507)
Adjustments to reconcile net loss to net cash used by operating activities:		
Loss on firm investment securities	$ 7,623	
Depreciation	276	
Changes in operating assets and liabilities:		
Receivable from clearing broker	7,777	
Other receivable	47,857	
Other assets	(776)	
Accrued expenses	(8,098)	
Deposit	10,800	65,459
NET CASH USED BY OPERATING ACTIVITIES AND NET DECREASE IN CASH		(22,048)
CASH		
Beginning of year		27,138
End of year		$ 5,090

See notes to financial statements.

STRATEGIC TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

The Company is a securities broker/dealer registered with the Securities and Exchange Commission (SEC) and regulated by the National Association of Securities Dealers, Inc. (NASD). The Company executes trades for clients primarily in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue and Expense Recognition

Commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date. Advisory fees from management of the investment funds are received at the beginning of each month. Gains and losses arising from securities transactions entered into for the account of the Company are recorded on a trade date basis and any unrealized gain or loss is included in income.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the periods prescribed by the Internal Revenue Code, for both financial reporting and income tax purposes.

Income Taxes

The shareholders of the Company elected to be taxed as an S corporation under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is presented in these financial statements.

2. Clearing Deposit –

The Company and its clearing broker established a collateral account to ensure the performance of certain obligations under a clearing agreement. The account must contain cash or securities having a market value of not less than $25,000.

3. Firm Investment Security –

The firm investment consists of a publicly traded common stock and is stated at market value.

4. Security Not Readily Marketable –

The security not readily marketable consists of warrants and is stated at estimated market value.

STRATEGIC TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

5. Deposit –

The Company received a refundable deposit in consideration for selling the business, contingent upon required consents and approvals.

6. Net Capital Requirement –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2002, the net capital ratio was .29 to 1 and net capital was $37,678, which exceeded the minimum capital requirement by $32,678.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

7. Operating Lease –

The Company leases its office facility from a related party under an operating lease requiring monthly rental of $2,200. The lease was amended on January 1, 2003, as a month-to-month operating lease requiring monthly rental of $650.

The Company also leased market data equipment under a month-to-month operating lease which required monthly payments of approximately $1,100. This lease was discontinued in 2002.

Rent expense under all operating leases was approximately $33,000.

8. Related Party Transactions and Economic Dependency-

The Company received advisory fees of $56,968 from four investment funds in which the Company's shareholders were also investors. The funds discontinued operations in 2002. In addition, the Company received approximately $350,000 in brokerage commissions for executing trades in securities for these investment funds in its capacity as a registered introducing broker-dealer.

9. Retirement Plan –

The Company sponsors a simplified employee pension plan that covers all eligible employees. Company contributions are discretionary and there was no contribution in 2002.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT – SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Strategic Trading, Inc.
Excelsior, Minnesota

We have audited the accompanying financial statements of Strategic Trading, Inc. as of and for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 10, 2003

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

STRATEGIC TRADING, INC.

COMPUTATION OF NET CAPITAL
December 31, 2002

NET CAPITAL		
Stockholders' equity		$ 59,945
Deductions:		
Nonallowable items:		
Security not readily marketable	$ 15,477	
Other assets	4,390	
Haircut on securities	2,400	22,267
NET CAPITAL		$ 37,678
BASIC NET CAPITAL REQUIREMENTS		
Net capital		$ 37,678
Minimum net capital required		5,000
Excess net capital		$ 32,678
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 10,865
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.29
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2002		
Net capital as reported by the Company		$ 31,101
Net audit adjustments		(7,899)
Adjustments to nonallowable items and haircut on securities		14,476
		$ 37,678

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Strategic Trading, Inc.
Excelsior, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Strategic Trading, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Strategic Trading, Inc. for the year ended December 31, 2002, and this report does not affect our report thereon dated February 10, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company LLP

Lurie Besikof Lapidus & Company, LLP

February 10, 2003